VIA EDGAR: VIA FORM RW/WD
11-15-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
 Entrex Production and Installation Company, Inc
Application for Withdrawal on Form RW/WD for File
 Number: 24-12528

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933,
 as amended (the ?Securities Act?), Entrex Production
and
Installation Company, Inc (the ?Company?) respectfully
requests that the Securities and Exchange Commission
(the ?Commission?) consent to withdraw the ?Offering
Statement (Regulation A)? below:

         Form  Filing Date File Number
         RW 2024-11-14 024-12528

The Company requests withdrawal of the above which was
filed in error.    Please excuse this error as some
confusion, on our part.
Accordingly, the Company hereby respectfully requests
that the withdrawal of this submission as of the date
herein.   If you require additional information, please
 do not hesitate to contact the undersigned at
(954) 856-6659.
Regards,

      /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer